EXHIBIT 12.1
Statement re Computation of Ratios

	Three months ended		Year ended
IFRS (in millions of euros)	June-30 2009	June-30 2008	Dec-31 2008	Dec-31 2007	Dec-31 2006	Dec-31 2005	Dec-31 2004

Fixed Charges(1)	52.7	45.3	93.0	121.7	31.8	45.8	30.0

Pre-tax income from continuing before income (loss) from equity investees	29.5	177.2	445.3	374.8	231.8	6.8	-4.8
Excluding variance on derivative					23.0	11.5	23.5
Fixed Charges	52.7	45.3	93.0	121.7	31.8	45.8	30.0
Amortization of capitalized interest
Distribued income to investees
Share pre-tax losses
Earnings	82.2	222.5	538.3	496.5	286.6	64.1	48.7

Ratio of Earnings to Fixed Charges	1.6	4.9	5.8	4.1	9.0	1.4	1.6

Note:
(1) “Fixed Charges” corresponds to the line item “Expenses related to financial debt” in our consolidated statement of operations.